Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON UNITS

In the text that follows, we have summarized the material provisions of our Sixth Amended and Restated Agreement of Limited Partnership, dated February 1, 2021, as may be amended or amended and restated from time to time (the “Partnership Agreement”) relating to our outstanding classes of partnership interests. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by our Partnership Agreement and applicable Delaware law. You should read the provisions of the Partnership Agreement as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. References to “unitholders” refer to holders of our common units, unless the context otherwise requires.

MPLX LP (“MPLX”), a master limited partnership controlled by Marathon Petroleum Corporation (“MPC”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common units represent limited partner interests in MPLX (each, a “common unit,” and collectively, the “common units”) and are listed on the New York Stock Exchange under the symbol “MPLX.”

Units Outstanding

As of December 31, 2023, we had 1,003,498,875 common units outstanding, of which 356,083,423 were held by the public and 647,415,452 were held by affiliates of MPC (excluding common units held by officers and directors of our general partner or MPC). In addition, as of December 31, 2023, we had (i) 27,245,963 Series A Preferred units outstanding, all of which were held by private investors, (ii) a Special Limited Partner interest outstanding, which was held by an affiliate of MPC and (iii) a non-economic general partner interest held by our general partner, which is an affiliate of MPC. The Series A Preferred units are not deemed to represent any percentage interest in the Partnership unless or until they are converted into common units under certain circumstances as described in the Partnership Agreement. The Series A Preferred units constituted an approximate 2.6% limited partner interest in the Partnership on an as-converted basis and assuming a one-to-one conversion ratio as of December 31, 2023. The Special Limited Partner interest and non-economic general partner interest are not convertible into or exchangeable for any other securities or property. As of December 31, 2023, no other classes of partnership interests were outstanding.

Issuance of Additional Securities; Preemptive Rights or Similar Rights

The Partnership Agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders, provided that the approval of the Series A Preferred units is required for issuances of additional partnership interests that rank senior to or, subject to certain limitations, in parity with, the Series A Preferred units with respect to distributions on such partnership interests or distributions upon liquidation.

It is possible that we will fund acquisitions, distributions or our capital expenditures through the issuance of additional common units, preferred units, general partner units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units, preferred units, general partner units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of the Partnership Agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, the Partnership Agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The other holders of common units do not have preemptive rights to acquire additional common units or other partnership interests.

The common units are not subject to any sinking fund provisions.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, as amended, supplemented or restated from time to time (the “Delaware Act”), and that it otherwise acts in conformity with the provisions of the Partnership Agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•to remove or replace our general partner;
•to approve some amendments to the Partnership Agreement; or
•to take other action under the Partnership Agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither the Partnership Agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the Partnership Agreement.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to the Partnership Agreement, or to take other action under the Partnership Agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Transfer of Common Units

By transfer of common units in accordance with the Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•automatically agrees to be bound by the terms and conditions of the Partnership Agreement;
•represents and warrants that the transferee has the right, power, authority and capacity to enter into the Partnership Agreement; and
•gives the consents, waivers and approvals contained in the Partnership Agreement.

Our general partner will cause any transfers to be recorded on our books and records. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a “unit majority” require the approval of holders of a majority of the outstanding common units (including the outstanding common units held by our general partner and its affiliates), the outstanding Series A Preferred units (voting on an as-converted basis at the then-applicable Series A conversion rate) and a majority of any other class of units, if any, entitled to vote on the matter, voting as a single class. Matters that require the approval of the “Series A required percentage” require the affirmative vote of the record holders of 75% of outstanding Series A Preferred units, voting separately as a single class.

In voting their common units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

Issuance of additional units	No common unitholders approval rights. The Series A required percentage is required for issuances of additional partnership interests that rank senior to or, subject to certain limitations, in parity with, the Series A Preferred units with respect to distributions on such partnership interests or distributions upon liquidation.
Amendment of the Partnership Agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Amendments that would be materially adverse to the rights, preferences and privileges of the Series A Preferred units require the approval of the Series A required percentage.
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority.
Dissolution of our partnership	Unit majority.
Continuation of our business upon dissolution	Unit majority.
Withdrawal of the general partner	No approval right.
Removal of the general partner	Not less than 66 2/3% of the outstanding common and Series A Preferred units (on an as-converted basis at the then-applicable Series A conversion rate), voting as a single class, including units held by our general partner and its affiliates.
Transfer of the general partner interest	No approval right.
Transfer of ownership interests in our general partner	No approval right.
Declarations of payment of any distributions from capital surplus	Series A required percentage.

Common Units. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The units representing the general partner interest are units for distribution and allocation purposes, but do not entitle our general partner to any vote other than its rights as general partner under the Partnership Agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

If at any time any person or group (other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates, a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, any other person or group who acquires an interest with the prior approval of the board of directors of our general partner, or the purchasers of the Series A Preferred units with respect to the Series A Preferred units or the common units into which the Series A Preferred units are convertible) acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes.

Series A Preferred Units. The Series A Preferred units are entitled to vote on an as-converted basis with the common units, voting together as a single class, on all matters on which the common units are entitled to vote, and have certain other rights to vote as a separate class with respect to any amendment to the Partnership Agreement or the Partnership’s certificate of limited partnership that would be materially adverse to any of the rights, preferences or privileges of the Series A Preferred units and certain other matters, as set forth in the foregoing table.

Special Limited Partner Interest. Holders of the Special Limited Partner Interest do not have any voting rights, except as provided by the Delaware Act.

Distributions of Available Cash

Within 60 days following the end of each quarter, MPLX will distribute all of its Available Cash (as defined in the Partnership Agreement) to holders of its outstanding units as of the applicable record date.

Available Cash is defined in the Partnership Agreement and generally means, for any quarter ending prior to liquidation, all cash and cash equivalents on hand at the end of that quarter and, if our general partner determines, any portion of additional cash on hand resulting from working capital borrowings made after quarter end less, the amount of cash reserves established by our general partner to:

• provide for the proper conduct of MPLX business (including reserves for future capital expenditures and MPLX’s anticipated future credit needs);
•comply with applicable law, any of MPLX’s debt instruments or other agreements; or

•provide funds for distributions to MPLX’s unitholders for any one or more of the next four quarters (so long as MPLX distributes $0.2625 on all common units with respect to the quarter).

Available Cash will be distributed as follows. First, MPLX will make distributions out of Available Cash to the holders of Series A Preferred units, pro rata, until all required cumulative quarterly and semi-annual distributions payable on the Series A Preferred units have been paid.

The holders of the Series A Preferred units are entitled to receive cumulative, quarterly distributions equal to the greater of $0.528125 per unit or the amount of distributions they would have received on an as-converted basis. The distributions are payable within 60 days following the end of each quarter.

MPLX may not pay any distributions for any quarter on any junior securities, including the common units, unless the distribution payable on the Series A Preferred units for such quarter, together with any previously accrued and unpaid distributions, have been paid in full.

After payment of the cumulative quarterly and semi-annual distributions on the Series A Preferred units, Available Cash will be distributed, pro rata, to holders of common units, as of the record date selected by the general partner.

Except in the event of our dissolution and liquidation, the holder of the Special Limited Partner Interest shall not be entitled to any distributions.

Liquidation Rights

Upon dissolution of MPLX, if a liquidator is appointed, the liquidator will proceed to dispose of the assets of MPLX, discharge MPLX’s liabilities, and otherwise wind up MPLX’s affairs in the manner and time frame the liquidator deems is appropriate, subject to the Delaware Act and the following:

•The assets may be disposed of by public or private sale or by distribution in kind to one or more partners on such terms as the liquidator and such partners may agree. The liquidator may defer the liquidation or distribution of MPLX’s assets for a reasonable time if it determines that an immediate sale would be impractical or would cause undue loss to the partners.
•Liabilities of MPLX include amounts owed to the liquidator as compensation for serving in such capacity and amounts owed to partners otherwise than in respect of their distribution rights under the Partnership Agreement. With respect to any liability that is contingent, conditional, unmatured, or is otherwise not yet due and payable, the liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve will be distributed as additional liquidation proceeds.
•All property and all cash in excess of that required to discharge liabilities as described above and required to satisfy the Capital Accounts relating to the Series A Preferred units, will be distributed to the partners in accordance with, and to the extent of, the positive balances in their respective capital accounts, as determined after taking into account all capital account adjustments set forth in the Partnership Agreement for the taxable period during which liquidation occurs (as determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)). Such distribution will be made by the end of such taxable period or, if later, within 90 days after the date of liquidation.

Merger, Consolidation or Conversion or the Sale of all or Substantially All of Assets

MPLX may merge or consolidate with or convert into one or more entities (including a corporation, limited liability company, trust or unincorporated business) pursuant to a merger agreement or plan of conversion approved in accordance with the Partnership Agreement.

A merger, consolidation or conversion of MPLX requires the prior consent of the general partner. The general partner must also approve the merger agreement or plan of conversion, as the case may be, which must include certain information as set forth in the Partnership Agreement. Subject to certain exceptions set forth in the Partnership Agreement and described below, once approved by the general partner, the merger agreement or plan of conversion must be submitted to a vote or approval by written consent of the limited partners, and the merger agreement or plan of conversion will be approved upon receipt of the affirmative vote or consent of the holders of a unit majority (which is the majority of voting eligible common units and Series A Preferred units, voting together as a single class (with the holders of the Series A Preferred units voting on an as-converted basis at the then-applicable Series A Conversion Rate)) except to the extent that the merger agreement or plan of conversion effects an amendment to the Partnership Agreement that requires the approval of a greater percentage of outstanding units or any class of limited partners.

The general partner may, without the vote or approval of the limited partners, consummate any merger or consolidation without the prior approval of unitholders if: (i) the general partner has received an opinion of counsel that the merger or consolidation, as the case may be, would not result in the loss of limited liability of any limited partner or cause MPLX to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; (ii) the transaction would not result in an amendment to the Partnership Agreement that could not otherwise be adopted solely by the general partner; (iii) MPLX is the surviving entity; (iv) each unit outstanding immediately prior to the transaction will be identical following the merger or consolidation; and (v) the units to be issued do not exceed 20% of MPLX’s outstanding partnership securities immediately prior to the transaction.

In addition, if certain conditions in the Partnership Agreement are satisfied, the general partner may, without the vote or approval of the limited partners, convert MPLX or any of its subsidiaries into a new limited liability entity or merge MPLX or any of its subsidiaries into, or convey some or all of MPLX’s assets to, a newly formed entity if: (i) the general partner has received an opinion of counsel that the merger or conveyance would not result in the loss of limited liability under the Delaware Act of any limited partner or cause MPLX or any of its subsidiaries to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the partnership into another limited liability entity; and

(iii) the general partner determines that the governing instruments of the new entity provide the limited partners and the general partner with substantially the same rights and obligations as contained in the Partnership Agreement.

The general partner generally may not, without the prior approval of the holders of a unit majority, sell, exchange, or otherwise dispose of all or substantially all of the assets of MPLX and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions. However, the general partner may, without the approval of the limited partners, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of the assets of MPLX and its subsidiaries, and may sell any or all of MPLX’s assets in a forced sale pursuant to the foreclosure of, or other realization upon, any such encumbrance.

The limited partners are not entitled to dissenters’ rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of MPLX’s assets or any other similar transaction or event.

Change of Management Provisions
Unitholders have only limited voting rights on matters set forth in the Partnership Agreement and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders do not elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the member of our general partner, which is a wholly owned subsidiary of MPC.

In addition, the Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change management.

Not less than 66 2/3% of the outstanding common and Series A Preferred units (on an as-converted basis at the then-applicable Series A conversion rate), voting as a single class, including units held by our general partner and its affiliates, is required to remove our general partner.

Generally, if any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any outstanding units of any class, the units owned by such person or group cannot be voted on any matter and will not be considered outstanding for purposes of calculating required votes, determining the presence of a quorum for other similar purposes under the Partnership Agreement. This loss of voting rights does not apply to any person or group that acquires the units from the general partner or its affiliates (other than MPLX) and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of the our general partner. In addition, the provision does not apply to certain holders of Series A Preferred units in respect of their ownership of the Series A Preferred units or common units into which the Series A Preferred units may be converted.

Meetings of the unitholders may be called only by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed.

Other provisions of the Partnership Agreement limit the ability of unitholders to acquire information about MPLX’s operations or to otherwise influence the manner or direction of management.

Exclusive Forum Provision

The Partnership Agreement provides that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to the Partnership Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the Partnership Agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine.

Notwithstanding anything to the contrary above, the forum selection provision does not apply to any claims, actions or proceedings arising under the Securities Act of 1933, as amended, or the Exchange Act.

Limited Call Right

If at any time our general partner and its affiliates own more than 85% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests (but excluding the Series A Preferred units) of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and
•the current market price calculated in accordance with the Partnership Agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future.

Redemption of Ineligible Holders

In order to avoid any material adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on assets that are subject to rate regulation by the Federal Energy Regulatory Commission or analogous regulatory body, the general partner at any time can request a transferee or a unitholder to certify or re-certify:

•that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or
•that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

Furthermore, in order to avoid a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which we have an interest as the result of any federal, state or local law or regulation concerning the nationality, citizenship or other related status of any unitholder, our general partner may at any time request unitholders to certify as to, or provide other information with respect to, their nationality, citizenship or other related status.

The certifications as to taxpayer status and nationality, citizenship or other related status can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish the certification or other requested information within 30 days or if our general partner determines, with the advice of counsel, upon review of such certification or other information that a unitholder does not meet the status set forth in the certification, we will have the right to redeem all of the units held by such unitholder at the market price as of the date three days before the date the notice of redemption is mailed.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.